                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                 Teligent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87959Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Joyce J. Mason, Esq.
                          General Counsel and Secretary
                                 IDT Corporation
                                520 Broad Street
                            Newark, New Jersey 07102
                                 (973) 438-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)
                              (Page 1 of 18 pages)

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No.  87959Y 10 3                                        Page 2 of 18 Pages
----------------------                                        ------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDT Corporation
     22-3415036
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         21,436,689
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         21,436,689

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,436,689

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No.  87959Y 10 3                                        Page 3 of 18 Pages
----------------------                                        ------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDT Investments Inc.
     88-0469107
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         21,436,689
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         21,436,689

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,436,689

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                                  SCHEDULE 13D


----------------------                                        ------------------
CUSIP No.  87959Y 10 3                                        Page 4 of 18 Pages
----------------------                                        ------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Howard S. Jonas

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         21,436,689
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         21,436,689

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,436,689

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, par value $0.01 per share (the "Issuer Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 8065 Leesburg Pike, Suite 400, Vienna, Virginia 22182.

Item 2.  Identity and Background.

         This Statement is being filed by IDT Corporation, a Delaware corporation ("IDTC"), IDT Investments Inc., a Nevada corporation ("IDTI"), and Howard S. Jonas, an individual. Microwave Services, Inc., a Delaware corporation and a direct wholly-owned subsidiary of IDTI ("MSI"), is the registered holder of the 21,436,689 shares of Issuer Class A Common Stock beneficially owned by IDTC, IDTI and Howard S. Jonas (the "Shares").

         IDTC is a leading facilities-based emerging multinational carrier that provides a broad range of telecommunications and Internet services to wholesale and retail customers worldwide. The address of IDTC's principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         A majority of the voting securities of IDTI are beneficially held by IDTC and its subsidiaries.

         IDTI holds IDTC's equity investments in other telecommunications or Internet-related companies. IDTI seeks to leverage IDTC's extensive industry knowledge and relationships to identify promising investment opportunities in the telecommunications and Internet fields that can be exploited through the use

                               Page 5 of 18 Pages
of superior technology. The address of IDTI's principal office and principal place of business is 2325B Renaissance Drive, Las Vegas, Nevada 89119.

         Howard S. Jonas is the Chief Executive Officer, Chairman of the Board of Directors and Treasurer of IDTC. The address of his principal office and principal place of business is 520 Broad Street, Newark, New Jersey 07102.

         Set forth on Schedules I and II to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each executive officer and director of IDTC and IDTI, respectively, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than IDTC or IDTI, as the case may be, for which such information is set forth.

         During the last five years, none of the Reporting Persons, nor to the best of IDTC's knowledge, any of IDTC's directors or executive officers, nor to the best of IDTI's knowledge, any of IDTI's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of IDTC's knowledge, each of the directors and executive officers of IDTC identified in Schedule I attached hereto is a United States citizen, except as otherwise indicated in such Schedule I. To the best of IDTI's knowledge, each of the directors and executive officers of IDTI identified in Schedule II attached hereto is a United States citizen. Howard S. Jonas is a United States citizen.

Item 3.  Source and Amount of Funds or other Consideration.

         On April 18, 2001, IDTI issued to Microwave Holdings, L.L.C., a Delaware limited liability company ("Microwave Holdings") 7,500 shares of the Class B Common Stock, par value $.01 per share, of IDTI ("IDTI Class B Common Stock") and 30,000 shares of the Series A Convertible Preferred Stock, par value $.01 per share, of IDTI (the "IDTI Convertible Preferred Stock") in exchange for the transfer from Microwave Holdings to IDTI of all of the issued and outstanding capital stock of MSI, the record owner of the Shares. The foregoing transaction (the "Exchange") was completed pursuant to the terms of the Stock Exchange Agreement, dated as of April 18, 2001, by and among IDTI, IDTC, IDT America, Corp., a New Jersey corporation ("IDT America"), 225 Old NB Road, Inc., a New Jersey corporation ("225 Old NB Road"), 226 Old NB Road, Inc., a New Jersey corporation ("226 Old NB Road"), 60 Park Place Holding Company, Inc., a New Jersey corporation ("60 Park Place"), Liberty Media Corporation, a Delaware corporation ("LMC"), TP Management, Inc., a Delaware corporation ("TP Management") and Microwave Holdings (the "Exchange Agreement").

         Simultaneously with the Exchange, and also pursuant to the terms of the Exchange Agreement, IDTI issued to TP Management 2,500 shares of IDTI Class B Common Stock and 10,000 shares of IDTI Convertible Preferred Stock in exchange for the transfer from TP Management to IDTI of (a) 50,000 shares (the "ICG Preferred Shares") of the 8% Series A-3 Convertible Preferred Stock, par value

                               Page 6 of 18 Pages

$.01 per share, of ICG Communications, Inc., a Delaware corporation ("ICG"), and
(b) a Warrant (the "ICG Warrant") to purchase an aggregate of 6,666,667 shares of common stock, par value $.01 per share, of ICG ("ICG Common Stock"). The ICG Preferred Shares are currently convertible into 19,368,500 shares of ICG Common Stock. Through IDTI's direct ownership of the ICG Preferred Shares and the ICG Warrant, IDTI, IDTC and Howard S. Jonas beneficially own, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, approximately 33.3 % of the total outstanding shares of ICG Common Stock (assuming conversion of the ICG Preferred Shares and exercise of the ICG Warrant).

         The terms of the Exchange Agreement also provide for the transfer to IDTI of certain assets by each of IDTC, 225 Old NB Road, 226 Old NB Road, 60 Park Place and IDT America in exchange for an aggregate of 53,504 shares of the Class A Common Stock, par value $.01 per share, of IDTI.

         As a result of the acquisition of the MSI shares the Reporting Persons have succeeded to various contractual rights of MSI (described in Item 6).

         The foregoing summary of the terms of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         None of the Reporting Persons has any current plans to dispose of shares of Issuer Class A Common Stock. However, the Reporting Persons may in the future dispose of shares of Issuer Clasus A Common Stock in the market, in privately negotiated transactions or otherwise, including pursuant to the agreements described under Item 6 below.

         In addition, the Reporting Persons reserve the right to acquire additional shares of Issuer Class A Common Stock through open market purchases, in privately negotiated transactions or otherwise. In this regard, the Reporting Persons currently are in negotiations with another shareholder of the Issuer with respect to the potential acquisition by the Reporting Persons of additional securities of the Issuer convertible into a significant number of shares of Issuer Class A Common Stock. There can be no assurance that the transaction contemplated in the aforementioned negotiations will be consummated or, if consummated, as to the terms thereof.

                               Page 7 of 18 Pages

         Pursuant to the 2000 Stockholders Agreement described in Item 6 hereof, MSI has designated Howard S. Jonas, Anthony S. Davidson and Morris Lichtenstein to serve on the board of directors of the Issuer.

         On April 30, 2001, the Issuer announced that Alex J. Mandl will not continue as the Issuer's Chairman and Chief Executive Officer. Yoav Krill, has been appointed as Chief Operating Officer and acting Chief Executive Officer of the Issuer. Mr. Krill resigned from his position as Managing Director of IDTC's European division effective April 27, 2001. Howard S. Jonas, Chairman, Chief Executive Officer and Treasurer of IDTC, has been appointed as Chairman of the board of directors of the Issuer.

         Each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of IDTC and IDTI; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In connection with the transactions contemplated by the Exchange Agreement, the Reporting Persons did not seek to obtain the approval of the board of directors of the Issuer.

         Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

                               Page 8 of 18 Pages

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         As of the date hereof, IDTI does not directly beneficially own any shares of Issuer Class A Common Stock. IDTI is the indirect beneficial owner of 21,436,689 shares of Issuer Class A Common Stock held of record by its direct wholly-owned subsidiary MSI, representing 50.3% of the 42,583,265 shares of Issuer Class A Common Stock issued and outstanding as of March 26, 2001 (as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2000).

         IDTC does not directly beneficially own any shares of Issuer Class A Common Stock. IDTC is the indirect beneficial owner of the 21,436,689 shares of Issuer Class A Common Stock beneficially owned by IDTI.

         Howard S. Jonas does not directly beneficially own any shares of Issuer Class A Common Stock. As of March 19, 2001, Howard S. Jonas beneficially owned 9,817,488 shares of Class A Common Stock, par value $0.01 per share, of IDTC, representing approximately 27.1% of the outstanding shares of IDTC and approximately 52.7% of the combined voting power of IDTC. Mr. Jonas is the indirect beneficial owner of the 21,436,689 shares of Issuer Class A Common Stock beneficially owned by IDTC and IDTI.

         To the best knowledge of IDTC and IDTI, except as described herein with respect to Mr. Jonas, none of the persons listed on Schedules I and II to this Statement (i) beneficially owns any shares of Issuer Class A Common Stock (other than in his or her capacity as an executive officer or director of such corporations) or (ii) has the right to acquire any Issuer Class A Common Stock.

         The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Class A Common Stock owned by other parties.

         (b) Subject to the arrangements described in Item 6 below, by virtue of his ownership of shares of IDTC representing approximately 52.7% of the combined

                               Page 9 of 18 Pages
voting power of IDTC, Mr. Jonas has the power to direct IDTC's and IDTI's power to vote, or dispose of, the Shares.

         (c) Except for the acquisition by the Reporting Persons of beneficial ownership of the Shares pursuant to the Exchange Agreement as previously described in Item 3 above, no transactions in Issuer Class A Common Stock have been effected by the Reporting Persons or, to the best of IDTC's knowledge, by any of the directors and executive officers of IDTC named in Schedule I, or, to the best of IDTI's knowledge, by any of the directors and executive officers of IDTI named in Schedule II during the past 60 days.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer Class A Common Stock beneficially owned by the Reporting Persons.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules I and II to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules I and II to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

1997 Stockholders Agreement

         MSI, Telcom-DTS Investors, L.L.C. (the "Telcom Stockholder"), NTTA&T Investment Inc. ("NTTA&T" and collectively with MSI and the Telcom Stockholder, the "Stockholder Parties") and the Issuer are parties to a Stockholders Agreement, dated as of November 26, 1997 (the "1997 Stockholders Agreement"). Pursuant to the 1997 Stockholders Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligations with respect to their ownership interest in, and the governance of, the Issuer, including, so long as any shares of Class B - Series 2 Common Stock and any shares of Class B - Series 3 Common Stock of the Issuer are issued and outstanding, the right of the members of the Issuer's board of directors elected by the Telcom Stockholder and NTTA&T, respectively, to approve, among other matters, any amendment to the Issuer's Certificate of Incorporation or By-laws which materially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The 1997 Stockholders

                              Page 10 of 18 Pages

Agreement also provides that so long as any shares of Class B - Series 2 Common Stock and any shares of Class B - Series 3 Common Stock of the Issuer are issued and outstanding, the Issuer will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materially changes the fundamental character of the Issuer's business, (ii) replaces the Issuer's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Issuer of a substantial portion of its assets or any acquisition, divestiture or merger of the Issuer with another entity or any joint venture outside the ordinary course of the Issuer's business or (iv) involves the issuance by the Issuer of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Issuer will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the 1997 Stockholders Agreement, each of the Stockholder Parties has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Issuer's Chief Executive Officer as a member of the Issuer's Board of Directors. The 1997 Stockholders Agreement also provides for certain co-sale rights for NTTA&T with respect to certain sales or transfers by MSI or the Telcom Stockholder or their respective affiliates of all of the shares of Common Stock held by MSI or the Telcom Stockholder or such affiliates, respectively.

         Under the 1997 Stockholders Agreement, if the Issuer is required by a change in law or other circumstance to reduce the level of foreign ownership of the Issuer and the Issuer is unable to obtain a waiver of such requirement, the Issuer will have the right, and will be required at NTTA&T's election, to refuse to sell equity interests in the Issuer to any Foreign Owner (as defined in the 1997 Stockholders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing equity interest in the Issuer, and, in addition, the Issuer will have the right, and will be required at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) such equity interests in the Issuer first from all Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Issuer's then public trading value.

         The 1997 Stockholders Agreement is incorporated by reference as Exhibit 2 to this Statement, and the foregoing description of the 1997 Stockholders Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

Registration Rights Agreement

         The Issuer and MSI are parties to a Registration Rights Agreement dated as of March 6, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer has granted to MSI certain registration rights. The Registration Rights Agreement provides that, subject to meeting certain minimum number of shares or

                              Page 11 of 18 Pages
anticipated offering price thresholds and to certain holdback periods, MSI may demand registration (each, a "Demand Registration") of its shares of Issuer Class A Common Stock into which the Issuer's Series B-1 Common Stock was convertible ("Registrable Securities") at any time (subject to a maximum of three Demand Registrations in total) commencing six months after November 26, 1997 (the date of consummation of the Issuer's initial public offering of Issuer Class A Common Stock). In addition, the Registration Rights Agreement provides that, subject to certain limitations, MSI may include Registrable Securities in any registration of Common Stock by the Issuer under the Securities Act of 1933, as amended (other than on Form S-4 or S-8) (each, a "Piggyback Registration"). MSI also has the right, commencing six months after November 26, 1997, subject to certain limitations, to demand that the Issuer effect a registration on Form S-3 or any similar short-form registration statement under the Securities Act of 1933, as amended, if available, (a "Short-Form Registration") of all or part of its Registrable Securities, so long as the anticipated aggregate offering price for such Registrable Securities is in excess of $10 million.

         Under the Registration Rights Agreement, the Issuer is required to pay all registration expenses (other than underwriting discounts and commissions and fees) with respect to all Demand Registrations and Short-Form Registrations and up to three Piggyback Registrations. Under the Registration Rights Agreement, the Issuer is required to indemnify the selling stockholders, and the Issuer may require as a condition to including any Registrable Securities in any registration statement covered by the Registration Rights Agreement that the Issuer receive an undertaking regarding indemnification from the selling stockholders against certain liabilities in respect of such registration statement.

         The Registration Rights Agreement is incorporated by reference as
Exhibit 3 to this Statement, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

2000 Stockholders Agreement

         Pursuant to a Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl ("Mr. Mandl"), LMC, the Telcom Stockholder and MSI (the "2000 Stockholders Agreement"), the parties thereto agreed to vote their shares so that the Issuer's board of directors shall consist of eight directors of which three directors will be nominees of MSI and two directors will be nominees of the Telcom Stockholder. The other three directors will be (1) Mr. Mandl for so long as he is Chief Executive Officer of the Issuer, (2) one director nominated by NTTA&T for so long as the holders of the Issuer's Series B-3 Common Stock are entitled to designate a director and (3) one director nominated by Hicks, Muse, Tate & Furst Incorporated, its affiliates and their officers, directors, partners and employees and their families (collectively, "Hicks Muse") for so long as such group holds a specified amount of the Series A Preferred Stock of the Issuer or Issuer Class A Common Stock issuable upon the conversion thereof. If Mr. Mandl is no longer a director, NTTA&T is no longer entitled to designate a director or Hicks Muse is no longer entitled to

                              Page 12 of 18 Pages
designate a director, the replacement for any such director will be an additional designee who is not affiliated with MSI, the Telcom Stockholder, Mr. Mandl or LMC and who is mutually acceptable to each of the directors designated by MSI and the Telcom Stockholder and one other director (an "Additional Designee"). The 2000 Stockholders Agreement also provides that if Mr. Mandl ceases to be the Chief Executive Officer of the Issuer, he will be replaced with an individual who meets the requirements of an Additional Designee. The 2000 Stockholders Agreement prohibits each of the parties thereto and their affiliates from entering into any voting agreement or granting a proxy or power of attorney with respect to the shares of voting stock of the Issuer that it beneficially owns which is inconsistent with the 2000 Stockholders Agreement. The 2000 Stockholders Agreement will terminate on the earliest of (a) the consummation of a merger transaction in which all of the outstanding shares of Common Stock of the Issuer are acquired by any party, (b) September 30, 2001 and
(c) September 30, 2000, if MSI and the Telcom Stockholder agree to terminate it on that date. Pursuant to the 2000 Stockholders Agreement, MSI has designated Howard Jonas, Anthony S. Davidson and Motti Lichtenstein to serve on the board of directors of the Issuer.

         The 2000 Stockholders Agreement is incorporated by reference as Exhibit 4 to this Statement, and the foregoing description of the 2000 Stockholders Agreement is qualified in its entirety by reference to the full text of such Exhibit, which is hereby incorporated herein by reference.

                              Page 13 of 18 Pages

Item 7.  Materials to be Filed as Exhibits.

         Exhibit No.   Description
            1          Stock Exchange Agreement, dated as of April 18, 2001, by
                       and among IDT Investments Inc., IDT Corporation, IDT
                       America, Corp., 225 Old NB Road, Inc., 226 Old NB Road,
                       Inc., 60 Park Place Holding Company, Inc., Liberty Media
                       Corporation, Microwave Holdings, L.L.C. and Liberty TP
                       Management, Inc.

            2 Stockholders Agreement, dated as of November 26, 1997, by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D, filed by The Associated Group, Inc. and Microwave Services, Inc. on December 8, 1997 with respect to securities of Teligent, Inc.)

            3 Registration Rights Agreement, dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (Incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, filed by The Associated Group, Inc. and Microwave Services, Inc. on March 9, 1998 with respect to securities of Teligent, Inc.)

            4 Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and Microwave Services, Inc. (Incorporated by reference to Exhibit 7(i) to Schedule 13D, filed by Liberty AGI, Inc. on January 24, 2000 with respect to securities of Teligent, Inc.)

            5 Joint Filing Agreement, dated as of April 30, 2001, between IDT Corporation, IDT Investments Inc. and Howard
                       S. Jonas

                              Page 14 of 18 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:

April 30, 2001                   IDT CORPORATION


                                 By: /s/ Howard S. Jonas
                                    ----------------------------------
                                    Name:  Howard S. Jonas
                                    Title: Chairman of the Board and
                                           Chief Executive Officer


April 30, 2001                   IDT INVESTMENTS INC.


                                 By: /s/ Howard Millendorf
                                    ----------------------------------
                                    Name:  Howard Millendorf
                                    Title: President


                                    /s/ Howard S. Jonas
                                    ----------------------------------
                                    Howard S. Jonas

                              Page 15 of 18 Pages

                                                                      SCHEDULE I

             Additional Information Concerning the Reporting Persons

                    DIRECTORS AND EXECUTIVE OFFICERS OF IDTC

         Set forth below are the name, position, business address, and present principal occupation or employment of each director and executive officer of IDTC. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with IDTC. Each person listed below is a citizen of the United States, other than Paul Reichman, who is a citizen of Canada.


Name                                Position                Principal Occupation      Business Address
---------------------      ---------------------------   -------------------------   -------------------
Howard S. Jonas            Chief Executive Officer,      Chief Executive Officer,    c/o IDT Corporation
                           Chairman of the Board and     Chairman of the Board and   520 Broad Street
                           Treasurer                     Treasurer                   Newark, NJ 07102

Hal Brecher                Chief Operating Officer and   Chief Operating Officer     c/o IDT Corporation
                           Director                      and                         520 Broad Street
                                                         Director                    Newark, NJ 07102

James A. Courter           President and Vice Chairman   President and Vice          c/o IDT Corporation
                           of the Board                  Chairman                    520 Broad Street
                                                         of the Board                Newark, NJ 07102

Stephen R. Brown           Chief Financial officer and   Chief Financial Officer     c/o IDT Corporation
                           Director                      and Director                520 Broad Street
                                                                                     Newark, NJ 07102

Joyce J. Mason             General Counsel, Senior       General Counsel, Senior     c/o IDT Corporation
                           Vice President, Secretary     Vice President, Secretary   520 Broad Street
                           and Director                  and Director                Newark, NJ 07102

Marc E. Knoller            Senior Vice President and     Senior Vice President and   c/o IDT Corporation
                           Director                      Director                    520 Broad Street
                                                                                     Newark, NJ 07102

Moshe Kaganoff             Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           Strategic Planning            of Strategic Planning       520 Broad Street
                           and Director                  and Director                Newark, NJ 07102

Geoffrey Rochwarger        Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           Telecommunications            of Telecommunications       520 Broad Street
                           and Director                  and Director                Newark, NJ 07102

Michael Fischberger        Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           Operations                    of Operations               520 Broad Street
                                                                                     Newark, NJ 07102

Name                                Position                Principal Occupation      Business Address
---------------------      ---------------------------   -------------------------   -------------------
Morris Lichtenstein        Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           Business Development          of Business Development     520 Broad Street
                                                                                     Newark, NJ 07102

Charles H.F. Garner        Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           New Ventures                  of New Ventures             520 Broad Street
                                                                                     Newark, NJ 07102

Jonathan Levy              Executive Vice President of   Executive Vice President    c/o IDT Corporation
                           Corporate                     of Corporate                520 Broad Street
                           Development                   Development                 Newark, NJ 07102

Meyer A. Berman            Director                      Sole Proprietor             M.A. Berman Company
                                                                                     433 Plaza Real
                                                                                     Suite 355
                                                                                     Boca Raton, FL 33432

J. Warren Blaker           Director                      Professor of Physics        Fairleigh Dickinson
                                                                                     University
                                                                                     Teaneck-Hackensack Campus
                                                                                     1000 River Road
                                                                                     Teaneck, NJ 07666

Denis A. Bovin             Director                      Vice Chairman -             Bear Stearns
                                                         Investment Banking          245 Park Avenue
                                                                                     28th Floor
                                                                                     New York, NY 10017

Saul K. Fenster            Director                      President of New Jersey     New Jersey Institute of
                                                         Institute of Technology     Technology
                                                                                     University Heights
                                                                                     323 Martin Luther Ring
                                                                                     Blvd.
                                                                                     Newark, NJ 07102

William A. Owens           Director                      Vice Chairman and CEO       Teledesic LLC
                                                                                     1445 120th NE
                                                                                     Bellevue, WA 98005

Paul Reichman              Director                      Real Estate Developer       International Property
                                                                                     Management
                                                                                     175 Bloor Street East
                                                                                     South Tower, 7th Floor
                                                                                     Toronto, Ontario M4W 3R8

William F. Weld            Director                      General Partner             Leeds, Weld & Company
                                                                                     660 Madison Avenue
                                                                                     New York, NY 10021

                              Page 16 of 18 Pages

                                                                     SCHEDULE II

             Additional Information Concerning the Reporting Persons

                    DIRECTORS AND EXECUTIVE OFFICERS OF IDTI

         Set forth below are the name, position, business address, and present principal occupation or employment of each director and executive officer of IDTI. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with IDTI. Each person listed below is a citizen of the United States.


Name                                Position                Principal Occupation      Business Address
---------------------      ---------------------------   -------------------------   -------------------
Howard Millendorf          President, Assistant          President, Assistant        c/o IDT Investments Inc.
                           Secretary and Director        Secretary and Director      2325B Renaissance Drive
                                                                                     Las Vegas, Nevada  89119

Jonathan Levy              Secretary, Treasurer and      Secretary, Treasurer and    c/o IDT Investments Inc.
                           Director                      Director                    2325B Renaissance Drive
                                                                                     Las Vegas, Nevada  89119


                              Page 17 of 18 Pages

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------
    1               Stock Exchange Agreement, dated as of April 18, 2001, by and among IDT Investments Inc., IDT Corporation, IDT America,
                    Corp., 225 Old NB Road, Inc., 226 Old NB Road, Inc., 60 Park
                    Place Holding Company, Inc., Liberty Media Corporation,
                    Microwave Holdings, L.L.C. and Liberty TP Management, Inc.

    2 Stockholders Agreement, dated as of November 26, 1997, by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D, filed by The Associated Group, Inc. and Microwave Services, Inc. on December 8, 1997 with respect to securities of Teligent, Inc.)

    3 Registration Rights Agreement, dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (Incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D, filed by The Associated Group, Inc. and Microwave Services, Inc. on March 9, 1998 with respect to securities of Teligent, Inc.)

    4 Stockholders Agreement, dated as of January 13, 2000, by and among Alex J. Mandl, Liberty Media Corporation, Telcom-DTS Investors, L.L.C. and Microwave Services, Inc. (Incorporated by reference to Exhibit 7(i) to Schedule 13D, filed by Liberty AGI, Inc. on January 24, 2000 with respect to securities of Teligent, Inc.)

    5 Joint Filing Agreement, dated as of April 30, 2001, between IDT Corporation, IDT Investments Inc. and Howard S. Jonas

                              Page 18 of 18 Pages